October 16, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:      Mr. Patrick Gilmore

Re:          Comment Letter Response
TechTarget, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended
Filed July 20, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 17, 2009
File No. 001-33472

Dear Mr. Gilmore:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on September 25, 2009, including supplemental details of how the comments will be addressed in our future filings.  The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our response in the standard typeset.  We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended

Item 8.  Financial Statements and Supplementary Data

Note 2.  Restatement of Previously Issued Financial Statements, page 55

1.
Please provide us with further details of the errors identified in the recognition of revenue relating to white paper and sponsorship offerings.  In this regard, we are unable to determine the changes made to your policy with respect to these offerings.

Response 1:

The errors identified were related to differences between the period over which the white paper and sponsorship offerings were posted and available for viewing on our websites and the period over which the revenue arising out of those white papers and sponsorship offerings was originally recognized.  TechTarget (the “Company”) did not change its revenue recognition policies for white paper and sponsorship offerings.

During the first quarter of 2009, as part of the 2008 year-end audit, the Company performed an in-depth review of its revenue recognition policies on its revenue streams and surrounding business practices.  A summary of the Company’s findings regarding the white paper and sponsorship offerings revenue recognition policies and surrounding business practices is as follows.

Campaign managers collect white paper and sponsorship editorial content (referred to as “content assets”) and forward them to the trafficking department to post to the Company’s websites through the Bitpipe Editorial System (“BPES”).  BPES is the internally developed system used to manage the content assets posted across the Company’s network of websites.  The trafficking department uploads the content asset to BPES and enters the sales order number, customer name, a start date, and an end date.  The start and end dates determine when the content asset is both viewable and searchable on our websites.  After the contract end date, the content asset is no longer displayed on our websites nor is it listed in the search results when a user performs a search on any TechTarget website.

Through December 31, 2008, the accounting department confirmed delivery of the white paper and sponsorship offerings by accessing only the content asset start date in the BPES system.  The Company recognized revenues on the white paper and sponsorship offerings over the contractual period that the content assets were to be posted and available for viewing on its network of websites.

As a result of the Company’s review of revenue recognition policies on its revenue streams and surrounding business practices, the Company noted that the period over which it posted the content assets was frequently extended beyond the original contractual period.  To the extent these extensions related to lead guarantee arrangements, the Company properly recognized revenue over the expected service period (see Response 3). For certain non-lead guarantee arrangements, the Company determined that the service period was different than the contractual period.  Therefore, the Company determined that the proper duration over which to recognize revenue on these white paper and sponsorship offerings is the duration that the content assets are posted and available for viewing on its websites.

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition

Online Media, page 59

2.
Your policy indicates that revenue from third party revenue sharing arrangements is recognized in the period in which the services are performed.  Clarify whether you are recording revenue related to these arrangements on a gross or net basis.  In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Response 2:

As of December 31, 2008, the Company had third party revenue sharing arrangements with the following vendors.

•
CNET - The Company has a contract with CNET under which it earns revenue based on the number of click-throughs (or “leads”) sent from certain of the Company’s websites to CNET’s merchant websites.  Per the contract, a “lead” occurs each time a unique user clicks on a merchant listing displayed on one of these Company websites and is transported to the merchant website.

•	Google - The Company has a contract with Google under which it earns a percentage of the revenue Google generates from visitors to the Company’s websites clicking on Google’s sponsored links.

•
Merit Direct - Merit Direct acts as the Company’s list rental broker, marketing and selling its member lists to thousands of companies.  The Company earns revenue, net of broker commissions, when Merit Direct sells one of its lists.

•
International licensing arrangements - As of December 31, 2008, the Company had eleven international licensing contracts with media partners in various countries under which it earns revenue from licensing its content in exchange for a percentage of the net revenue earned by the media partner from selling advertising displayed with its content.  All of the licensing contracts are substantially similar in form and substance.  The Company provides its website content to its international partners on a regular basis, and the content is then localized, translated and displayed on the partners’ websites.

The Company examined the accounting guidance provided in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, to determine whether it is appropriate to record revenue earned from each of these relationships on a gross or net basis, as further detailed in Exhibit A attached hereto.  In future filings, the Company will clarify its disclosure to indicate that it is accounting for these arrangements on a net basis.

3.
With respect to integrated ROI program offerings, we note your disclosure indicating that you estimate a “revenue reserve” to defer revenue recognition for extended advertising campaigns.  Please describe more fully how you are accounting for these offerings, including what is meant by the term “revenue reserve,” and provide us with an example.

Response 3:

The Company recognizes revenue for integrated ROI program offerings ratably over the term of the respective advertising campaigns.  Historically, the Company has had to extend the end date of certain advertising campaigns in order to satisfy lead guarantees or to fulfill all advertising components of the campaigns.  The purpose of the Company’s revenue reserve is to estimate the revenue impact of any advertising campaigns that are ongoing at the end of a reporting period that ultimately may run for a term longer than the term being used to recognize revenue for the current reporting period.  To calculate the revenue reserve, the Company first calculates historical benchmarks for the amount of time that completed advertising campaigns extended past their original contractual duration.  In order to determine these benchmarks, the Company examines the complete population of contracts that have been completed over the previous four quarters.  For each of these quarters, an average differential between the original contract duration and the actual duration of the completed contract is determined.  These differentials are aggregated into an overall average differential for all completed contracts in the respective quarters.  The Company then applies the appropriate quarterly benchmarks to the population of ongoing advertising campaigns at the end of the period being reported to determine whether or not it is necessary to defer additional revenue on these campaigns.

The Company has included an example of how the revenue reserve is calculated for an advertising campaign in Exhibit B attached hereto.

Item 9A(T).  Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 81

4.
We note that the caption for this section refers to Item 9A(T) of Form 10-K rather than Item 9A.  Item 9A(T) is applicable to a registrant that is neither a large accelerated filer nor an accelerated filer.  As you are an accelerated filer, it does not appear Item 9A(T) applies to you.  Please advise.  Also, we note that your discussion in this section does not include the statement required pursuant to Item 308(a)(4) of Regulation S-K that the registered public accounting firm that has audited the financial statements in your annual report has issued an attestation report on your internal control over financial reporting.  Please confirm that you will provide this statement in future filings.

Response 4:

The Company acknowledges that Item 9A(T) does not apply to it, and that the caption for this section was incorrect.  The caption for this section should have been Item 9A.  Additionally, we confirm that in future filings, we will include the statement that the registered public accounting firm that has audited the financial statements in our annual report has issued an attestation report on our internal control over financial reporting.

Changes in Internal Control over Financial Reporting, page 82

5.
We note your statement in this section and in your Forms 10-Q that there has been “no change in internal control over financial reporting…other than those material weaknesses described above.”  Please confirm that in future filings, when there has been a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal controls, you will state clearly that there has been a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal controls.

Response 5:

We confirm that in future filings, when there has been a change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls, we will state clearly that there has been such a change in our internal control over financial reporting that materially affected, or is reasonably likely to affect, our internal controls.

Item 11.  Executive Compensation

Benchmarking of Compensation and Equity, page 91

6.
You indicate in this section that in setting compensation for your named executive officers in 2008, your compensation committee considered the compensation of the executives of a set of peer companies.  Please identify the companies that comprise this peer group.  See Item 402(b)(2)(xiv) of Regulation S-K and question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.  Please confirm that you will provide similar disclosure in future filings.

Response 6:

For purposes of setting compensation for the Company’s named executive officers in 2008, the Compensation Committee of the Board of Directors of the Company considered the following companies as its “peer group”: WebMD,  Bankrate,  Orbitz, Jupiter Media (now known as Webmedia Brands), Expedia, The Knot, TheStreet.com and CNET (since acquired by CBS). The Company confirms that it will provide the names of the peer companies used for these benchmarking purposes in all applicable future filings.

Item 15.  Exhibits and Financial Statement Schedules

7.
We note your disclosure on page 74 indicating that your Credit Agreement was amended in August 2007 and December 2008.  However, we are unable to locate the amended credit agreements in your exhibit index.  Please advise.

Response 7:

The Company acknowledges the Staff’s comment and will file the August 2007 and December 2008 amendments to the Credit Agreement (collectively the “Amendments”) as exhibits to the Company’s next Quarterly Report on Form 10-Q, to be filed with the Securities and Exchange Commission no later than November 9, 2009.  The Company respectfully submits that this approach will be more straightforward than if the Company amended and restated each of the reports filed under the Securities Exchange Act of 1934, as amended, to which the Amendments originally would have been attached. The Company believes that filing numerous additional reports for the purpose of updating certain exhibits would be confusing to investors.   The Company also believes that neither of the Amendments is material (either individually or in the aggregate), nor does the content of the either Amendment exhibit impact the content or disclosure of the original filings to which they were attached.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 12.  Stock-Based Compensation

Restricted Stock Awards, page 15

8.
Clarify whether the holders of unvested restricted stock awards have nonforfeitable rights to dividends or dividend equivalents.  In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to FSP EITF 03-6-1.

Response 8:

All of the “restricted stock awards” that are subject to any vesting requirement and that are described in our financial statements are structured as “restricted stock units”, where shares are not delivered to the recipient of the award until the award vests.  As a result, as a matter of Delaware law, the holders of unvested awards are not entitled to receive dividends or dividend equivalents.

The Company examined the accounting guidance provided in EITF Issue No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to determine whether it is appropriate to consider these unvested “restricted stock awards” to be participating securities.  EITF Issue No. 03-06-1, Paragraph 6 states that “Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.”   Because the holders of unvested “restricted stock awards” do not have nonforfeitable rights to dividends or dividend equivalents, the Company does not consider these awards to be participating securities that should be included its computation of earnings per share under the two-class method.

*  *  *  *

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (781) 657-1777.

Sincerely,

/s/ Rick Olin

Rick Olin
Secretary, Vice President and General Counsel

cc:           Greg Strakosch, Chief Executive Officer, TechTarget
Eric Sockol, Chief Financial Officer, TechTarget
Graham Robinson, Esq., WilmerHale LLP
Stephen Hatfield, Ernst & Young LLP

Exhibit A

Indicators of Gross Revenue Reporting:	CNET, Inc.	Google, Inc.	Merit Direct	International Licensees
The company is the primary obligor in the arrangement. Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction.  If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.
	No	No	No	No
The company has general inventory risk.	N/A	N/A	N/A	N/A
The company has the ability to determine the price at which it sells the product or service.	No	No	No	No
The company changes the product or performs part of the service.	No	No	Yes – The Company provides the registration lists.	Yes – The Company provides the website content.
The company has discretion in supplier selection.	N/A	N/A	N/A	N/A
The company is involved in the determination of product or service specifications.  If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.
	No – Fulfillment is handled by CNET.	No – Fulfillment is handled by Google.	No – Fulfillment is handled by Merit.	No – Fulfillment is handled by International Licensees.
The company has physical loss inventory risk (after customer order or during shipping).	N/A	N/A	N/A	N/A
The company has credit risk.	No	No	No	No

Indicators of Net Revenue Reporting:	CNET, Inc.	Google, Inc.	Merit Direct	International Licensees
The supplier (not the company) is the primary obligor in the arrangement.  Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction.
	Yes – CNET is the primary obligor in the arrangement.	Yes – Google is the primary obligor in the arrangement.	Yes – Merit is the primary obligor in the arrangement.	Yes – International Licensees are the primary obligors in the arrangements.
The amount the company earns is fixed.  If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.
	Yes - The Company earns a fixed dollar amount of all purchases made as defined in the contract.	Yes - The Company earns a fixed % of all AdSense revenues as defined in the contract.	Yes - The Company earns a fixed % of all list brokerage net revenues as defined in the contract.	Yes - The Company earns a fixed % of all net advertising revenues as defined in the contracts.
The supplier (and not the company) has credit risk.	Yes – CNET has credit risk.	Yes – Google has credit risk.	Yes – Merit has credit risk.	Yes – International Licensees have credit risk.

Conclusion	Revenue is recorded on a net basis.	Revenue is recorded on a net basis.	Revenue is recorded on a net basis.	Revenue is recorded on a net basis.

EXHIBIT B

The following table demonstrates the Company’s methodology for calculating the revenue reserve necessary for the reporting period ending 12/31/08 for a sample advertising campaign that began on 10/28/08.

The “Original Contract Term” column in the table below calculates the revenue that would be recognized on this advertising campaign through 12/31/08 based on the original contract term of 90 days.  The “Revised Based on Change to Expected Term” column indicates how much revenue would be recognized on this advertising campaign through 12/31/08 based on the revised contract term of 130 days.

	Original Contract Term	Revised Based on Change to Expected Term

Contract value	$32,650.00	$32,650.00
Contract start date	10/28/08	10/28/08
Contract end date	01/26/09	03/07/09	*
# of days in contract term	90	130	*
Revenue per day	$362.78	$251.15
Reporting period date	12/31/08	12/31/08
Life to date (days) at 12/31/08	64	64
Revenue recognized through 12/31/08	$23,217.92	$16,073.60
Revenue reserve necessary at 12/31/08	$-	$7,144.32

* Revised contract end date and contract term based on historical benchmarks.

In the sample advertising campaign above, a revenue reserve of $7,144.32 would be necessary as of 12/31/08 as it is the Company’s expectation, based on historical benchmarks, that the end date of this advertising campaign will be extended past the original contract term.